Exhibit 8


                             KARL STEINER HOLDING AG
                               HAGENHOLZSTRASSE 60
                           CH-8050 ZURICH, SWITZERLAND




                                                                   April 8, 1999




The Turner Corporation
375 Hudson Street
New York, New York 10014 U.S.A.

Dear Sirs:

         As you know, we have entered into a letter of intent pursuant to which a majority of the stock of Karl Steiner Holding AG ("Steiner") will be sold to Skanska AB ("Skanska"). The transaction is expected to be consummated within 60 days and will include indirectly the sale of the 50% interest in Turner Steiner International, LLC ("TSI") presently owned by Steiner, since that interest will continue to be owned by Steiner after the sale.

         Skanska is engaged, in portions of the world other than North America, Central America, the Caribbean region, Switzerland, Germany and France (such portions, hereinafter, the "TSI Territory"), in activities of the type described in Section 3.1 of the Limited Liability Company Agreement of Turner Steiner International, LLC dated as of December 22, 1997 (the "LLC Agreement") between The Turner Corporation ("Turner") and Steiner, and Skanska intends to continue to engage in such activities after the consummation of its acquisition of the Steiner stock. Accordingly, Skanska's continuation of these activities after its acquisition of the Steiner stock might result in a violation of Section 12.2 of the LLC Agreement since after the acquisition Skanska would be considered an "Affiliate" of Steiner for purposes of that agreement. However, Turner hereby waives its rights under Section 12.2 of the LLC Agreement and consents to Skanska's conducting activities in the TSI Territory after its acquisition of the Steiner stock.

         In consideration of Turner's waiver and consent, Steiner hereby waives its rights under Section 12.1 of the LLC Agreement and consents to Turner's conducting activities in the TSI Territory from and after Skanska's acquisition of the Steiner stock.


                               Page 17 of 20 Pages

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         It is understood  and agreed that the  foregoing  waiver and consent by
Turner is solely for the purpose of facilitating the acquisition of the Steiner stock by Skanska and shall not extend to any acquisition of the Steiner stock by any other person or to any direct or indirect acquisition of Steiner's 50% interest in TSI by any other person, nor does such waiver and consent extend to any other provision of the LLC Agreement, and all of the other provisions of the LLC Agreement are hereby ratified and affirmed.

         If you are in agreement with the foregoing please so indicate by signing and returning the enclosed copy.

                                       Very truly yours,


                                       KARL STEINER HOLDING AG


                                       By:  / Heinrich Baumann-Steiner
                                          -------------------------------
                                           Heinrich Baumann-Steiner
                                           Chairman

Agreed to and accepted as of the above date:

THE TURNER CORPORATION


By: /s/ E.T. Gravette, Jr.
   --------------------------------
    E.T. Gravette, Jr.
    Chairman and Chief Executive Officer




                               Page 18 of 20 Pages